                               KIRBY CORPORATION
                        OFFER TO PURCHASE FOR CASH UP TO
                      3,000,000 SHARES OF ITS COMMON STOCK

                  AT A PURCHASE PRICE NOT GREATER THAN $24.50
                         NOR LESS THAN $21.00 PER SHARE

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, MARCH 16, 1998, UNLESS THE OFFER IS EXTENDED.

   THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE OFFER. HOWEVER, STOCKHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES
 AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES
  SHOULD BE TENDERED. NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY
   RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. THE COMPANY DOES NOT KNOW AT THE DATE OF THE OFFER WHETHER ANY
   DIRECTORS, EXECUTIVE OFFICERS OR AFFILIATES OF THE COMPANY WILL TENDER ANY
                         SHARES PURSUANT TO THE OFFER.

     THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 6.

                             ---------------------

     Kirby Corporation, a Nevada corporation (the "Company"), invites its stockholders to tender shares of its common stock, par value $0.10 per share (the "Shares"), to the Company at prices not greater than $24.50 nor less than $21.00 per Share in cash, specified by tendering stockholders, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer").

     The Company will, upon the terms and subject to the conditions of the Offer, determine a single per Share price (not greater than $24.50 nor less than $21.00 per Share), net to the seller in cash (the "Purchase Price"), that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will allow it to buy 3,000,000 Shares validly tendered and not withdrawn pursuant to the Offer (or such lesser number of Shares as are validly tendered at prices not greater than $24.50 nor less than $21.00 per Share). The Company will pay the Purchase Price for all Shares validly tendered at prices at or below the Purchase Price and not withdrawn, upon the terms and subject to the conditions of the Offer including the proration terms hereof. The Company reserves the right, in its sole discretion, to purchase more than 3,000,000 Shares pursuant to the Offer.

     The Shares are listed and principally traded on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "KEX". On February 13, 1998, the last full trading day on the NYSE before the Company's announcement of the Offer, the closing per Share sales price as reported on the NYSE Composite Tape was $21 7/8. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES. SEE SECTION 7.
                             ---------------------
                      The Dealer Manager for the Offer is:
                              SALOMON SMITH BARNEY
                             ---------------------
February 17, 1998.

                                   IMPORTANT

     Any stockholders desiring to tender all or any portion of their Shares should either (i) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, mail or deliver it with any required signature guarantee and any other required documents to BankBoston, N.A. (the "Depositary"), and either mail or deliver the stock certificates for such Shares to the Depositary (with all such other documents) or follow the procedure for book-entry delivery set forth in Section 3, or (ii) request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. A stockholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such Shares. Stockholders who desire to tender Shares and whose certificates for such Shares are not immediately available or who cannot comply with the procedure for book-entry transfer on a timely basis or whose other required documentation cannot be delivered to the Depositary, in any case, by the expiration of the Offer should tender such Shares by following the procedures for guaranteed delivery set forth in Section 3. TO EFFECT A VALID TENDER OF THEIR SHARES, STOCKHOLDERS MUST VALIDLY COMPLETE THE LETTER OF TRANSMITTAL, INCLUDING THE SECTION RELATING TO THE PRICE AT WHICH THEY ARE TENDERING SHARES.

     Questions and requests for assistance may be directed to Corporate Investor Communications, Inc. (the "Information Agent") or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase.

                                    SUMMARY

     This general summary is provided for the convenience of the Company's stockholders and is qualified in its entirety by reference to the full text and more specific details of this Offer to Purchase.

Number of Shares to be
  Purchased................  3,000,000 Shares (or such lesser number of Shares as are validly tendered).

Purchase Price.............  The Company will determine a single per Share net cash price, not greater than $24.50 nor less than $21.00 per Share, that it will pay for Shares validly tendered. All Shares acquired in the Offer will be acquired at the Purchase Price even if tendered below the Purchase Price. Each stockholder desiring to tender Shares must specify in the Letter of Transmittal the minimum price (not greater than $24.50 nor less than $21.00 per Share, in multiples of $.125) at which such stockholder is willing to have Shares purchased by the Company.

How to Tender Shares.......  See Section 3. Call the Information Agent or
                             consult your broker for assistance.

Brokerage Commissions......  None.

Stock Transfer Tax.........  None, if payment is made to the registered holder.

Expiration and Proration
Dates......................  Monday, March 16, 1998, at 12:00 Midnight, New York
                             City time, unless extended by the Company.

Payment Date...............  As soon as practicable after the Expiration Date
                             (as defined in Section 1).

Position of the Company and
its Directors..............  Neither the Company nor its Board of Directors
                             makes any recommendation to any stockholder as to whether to tender or refrain from tendering Shares.

Withdrawal Rights..........  Tendered Shares may be withdrawn at any time until
                             12:00 Midnight, New York City time, on Monday, March 16, 1998, unless the Offer is extended by the Company and, unless previously purchased, after 12:00 Midnight, New York City time, on Monday, April 13, 1998. See Section 4.

Odd Lots...................  There will be no proration of Shares tendered by any stockholder who owns beneficially fewer than 100 Shares in the aggregate (excluding Shares allocated to individual accounts under the 401(k)
                             Plan) as of February 13, 1998, and continues to beneficially own fewer than 100 Shares on the Expiration Date, and who tenders all of such Shares at or below the Purchase Price prior to the Expiration Date and who checks the "Odd Lots" box in the Letter of Transmittal.

Further Developments
Regarding the Offer........  Call the Information Agent or consult your broker.

     THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER STOCKHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER. THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER ON BEHALF OF THE COMPANY OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. DO NOT RELY ON ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION, IF GIVEN OR MADE, AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                               TABLE OF CONTENTS

                          SECTION                             PAGE
                          -------                             ----
SUMMARY.....................................................     3
INTRODUCTION................................................     5
THE OFFER...................................................     6
   1. Number of Shares; Proration...........................     6
   2. Tenders by Owners of Fewer than 100 Shares............     8
   3. Procedure for Tendering Shares........................     8
   4. Withdrawal Rights.....................................    12
   5. Purchase of Shares and Payment of Purchase Price......    13
   6. Certain Conditions of the Offer.......................    14
   7. Price Range of Shares; Dividends......................    15
   8. Background and Purpose of the Offer; Certain Effects
     of the Offer...........................................    16
   9. Interests of Directors and Executive Officers;
      Transactions and Arrangements Concerning the Shares...    17
  10. Source and Amount of Funds............................    18
  11. Certain Information about the Company.................    19
  12. Effects of the Offer on the Market for Shares;
      Registration under the Exchange Act...................    25
  13. Certain Legal Matters; Regulatory Approvals...........    25
  14. Certain U.S. Federal Income Tax Consequences..........    26
  15. Extension of the Offer; Termination; Amendments.......    28
  16. Fees and Expenses.....................................    28
  17. Miscellaneous.........................................    29
SCHEDULE I -- CERTAIN TRANSACTIONS INVOLVING SHARES.........   S-1

To the Holders of Shares of Common Stock of Kirby Corporation:

                                  INTRODUCTION

     Kirby Corporation, a Nevada corporation (the "Company"), invites its stockholders to tender shares of its common stock, par value $0.10 per share (the "Shares"), to the Company at prices not greater than $24.50 nor less than $21.00 per Share in cash, specified by tendering stockholders, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer").

     The Company will, upon the terms and subject to the conditions of the Offer, determine a single per Share price (not greater than $24.50 nor less than $21.00 per Share), net to the seller in cash (the "Purchase Price"), that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will allow it to buy 3,000,000 Shares validly tendered and not withdrawn pursuant to the Offer (or such lesser number of Shares as are validly tendered at prices not greater than $24.50 nor less than $21.00 per Share). The Company will pay the Purchase Price for all Shares validly tendered prior to the Expiration Date (as defined in Section 1) at prices at or below the Purchase Price and not withdrawn upon the terms and subject to the conditions of the Offer, including the proration terms described below. The Company reserves the right, in its sole discretion, to purchase more than 3,000,000 Shares pursuant to the Offer.

     THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 6.

     If, before the Expiration Date, more than 3,000,000 Shares (or such greater number of Shares as the Company may elect to purchase) are validly tendered at or below the Purchase Price and not withdrawn, the Company will, upon the terms and subject to the conditions of the Offer, purchase Shares first from all Odd Lot Owners (as defined in Section 2) who validly tender all their Shares at or below the Purchase Price and then on a pro rata basis from all other stockholders who validly tender Shares at prices at or below the Purchase Price (and do not withdraw them prior to the Expiration Date). The Company will return at its own expense all Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration. The Purchase Price will be paid net to the tendering stockholder in cash for all Shares purchased. Tendering stockholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 7 of the Letter of Transmittal, stock transfer taxes on the Company's purchase of Shares pursuant to the Offer. HOWEVER, ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE, SIGN AND RETURN TO THE DEPOSITARY (AS DEFINED BELOW) THE SUBSTITUTE FORM W-9 THAT IS INCLUDED WITH THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED BACKUP FEDERAL INCOME TAX WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAYABLE TO SUCH STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTION 3. In addition, the Company will pay all fees and expenses of Salomon Smith Barney (the "Dealer Manager"), Corporate Investor Communications, Inc. (the "Information Agent") and BankBoston, N.A. (the "Depositary") in connection with the Offer. See Section 16.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE OFFER. HOWEVER, STOCKHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED. NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. THE COMPANY DOES NOT KNOW AT THE DATE OF THE OFFER WHETHER ANY DIRECTORS, EXECUTIVE OFFICERS OR AFFILIATES OF THE COMPANY WILL TENDER ANY SHARES PURSUANT TO THE OFFER.

     The Company is making the Offer to (i) use the Company's cash and debt capacity to improve the Company's capital structure and lower its cost of capital for the benefit of its stockholders and (ii) provide those stockholders who are considering a sale of all or a portion of their Shares the opportunity to determine the price or prices (not greater than $24.50 nor less than $21.00 per Share) at which they are willing to sell their Shares and, if any such Shares are purchased pursuant to the Offer, to sell those Shares for cash without the usual transaction costs associated with open market sales. In addition, the Offer may give stockholders an opportunity to sell their Shares at a price greater than the market prices of the Shares prevailing prior to the announcement of the Offer. Moreover, the Board of Directors believes that the Shares represent an attractive investment opportunity. After the Offer is completed, the Company expects to have sufficient cash flow and access to other sources of capital to fund the growth of its core business, including expanding its operations and making strategic acquisitions.

     As of the close of business on February 13, 1998, there were 24,407,436 Shares outstanding and 1,935,700 Shares issuable upon exercise of outstanding stock options ("Options"). The Shares that the Company is offering to purchase represent approximately 12.3% of the outstanding Shares (approximately 11.4% assuming the exercise of all outstanding Options).

     The Kirby 401(k) Plan (the "401(k) Plan"), a defined contribution 401(k) plan available to employees of the Company, holds Shares in accounts for participants thereunder who have directed an investment in Shares. Participants may direct Chase Bank of Texas, N.A. (the "Trustee"), as trustee of the 401(k) Plan, to tender all or part of the Shares credited to a participant's individual account by following the instructions set forth in "Procedure for Tendering Shares -- 401(k) Plan" in Section 3.

     The Shares are listed and principally traded on the New York Stock Exchange, Inc. ("NYSE") under the symbol "KEX". On February 13, 1998, the last full trading day on the NYSE before the Company's announcement of the Offer, the closing per Share sales price as reported on the NYSE Composite Tape was $21 7/8. THE COMPANY URGES STOCKHOLDERS TO OBTAIN CURRENT QUOTATIONS OF THE MARKET PRICE OF THE SHARES.

                                   THE OFFER

1. NUMBER OF SHARES; PRORATION

     Upon the terms and subject to the conditions of the Offer, the Company will purchase 3,000,000 Shares or such lesser number of Shares as are validly tendered before the Expiration Date (and not withdrawn in accordance with Section 4) at a net cash price (determined in the manner set forth below) not greater than $24.50 nor less than $21.00 per Share. The term "Expiration Date" means 12:00 Midnight, New York City time, on Monday, March 16, 1998, unless and until the Company in its sole discretion shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire. See Section 15 for a description of the Company's right to extend the time during which the Offer is open and to delay, terminate or amend the Offer. Subject to Section 2, if the Offer is oversubscribed, Shares tendered at or below the Purchase Price before the Expiration Date will be eligible for proration. The proration period also expires on the Expiration Date.

     The Company will, upon the terms and subject to the conditions of the Offer, determine a single per Share Purchase Price that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will allow it to buy 3,000,000 Shares validly tendered and not withdrawn pursuant to the Offer (or such lesser number as are validly tendered at prices not greater than $24.50 nor less than $21.00 per Share). The Company reserves the right, in its sole discretion, to purchase more than 3,000,000 Shares pursuant to the Offer. See Section 15. In accordance with applicable regulations of the Securities and Exchange Commission (the "Commission"), the Company may purchase pursuant to the Offer an additional amount of Shares not to exceed 2% of the outstanding Shares without amending or extending the Offer. If (i) the Company increases the price to be paid for Shares above $24.50 per Share or decreases the price to be paid for Shares below $21.00 per Share, the Company increases or decreases the Dealer Manager's fee, the Company increases the number of Shares being sought and such increase in the number of Shares being sought exceeds 2% of the outstanding Shares, or the Company decreases the number of Shares being sought and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified in Section 15, the Offer will be extended until the expiration of such period of ten business days. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 A.M. through 12:00 Midnight, New York City time.

     THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 6.

     In accordance with Instruction 5 of the Letter of Transmittal, each stockholder desiring to tender Shares must specify the price (not greater than $24.50 nor less than $21.00 per Share, in multiples of $.125) at which such stockholder is willing to have the Company purchase Shares. As promptly as practicable following the Expiration Date, the Company will, in its sole discretion, determine the Purchase Price (not greater than $24.50 nor less than $21.00 per Share) that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will pay the Purchase Price, even if such Shares were tendered below the Purchase Price, for all Shares validly tendered prior to the Expiration Date at prices at or below the Purchase Price and not withdrawn, upon the terms and subject to the conditions of the Offer. All Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration, will be returned to the tendering stockholders at the Company's expense as promptly as practicable following the Expiration Date.

     If the number of Shares validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date is less than or equal to 3,000,000 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer), the Company will, upon the terms and subject to the conditions of the Offer, purchase at the Purchase Price all Shares so tendered.

     Priority. Upon the terms and subject to the conditions of the Offer, in the event that prior to the Expiration Date more than 3,000,000 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer) are validly tendered at or below the Purchase Price and not withdrawn, the Company will purchase such validly tendered Shares in the following order of priority:

          (i) all Shares validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date by any Odd Lot Owner (as defined in Section 2) who:

             (a) tenders all Shares (other than Shares allocated to individual accounts under the 401(k) Plan) beneficially owned by such Odd Lot Owner at or below the Purchase Price (partial tenders will not qualify for this preference); and

             (b) completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery; and

          (ii) after purchase of all of the foregoing Shares, all other Shares validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date on a pro rata basis.

     Proration. In the event that proration of tendered Shares is required, the Company will determine the final proration factor as promptly as practicable after the Expiration Date. Proration for each stockholder tendering Shares (other than Odd Lot Owners) shall be based on the ratio of the number of Shares tendered by such stockholder at or below the Purchase Price to the total number of Shares tendered by all stockholders (other than Odd Lot Owners) at or below the Purchase Price. This ratio will be applied to stockholders tendering Shares (other than Odd Lot Owners) to determine the number of Shares that will be purchased from each such stockholder pursuant to the Offer. Although the Company does not expect to be able to announce the final results of such proration until approximately seven business days after the Expiration Date, it will announce preliminary results of proration by press release as promptly as practicable after the Expiration Date. Stockholders can obtain such preliminary information from the Information Agent and may be able to obtain such information from their brokers.

     As described in Section 14, the number of Shares that the Company will purchase from a stockholder may affect the United States federal income tax consequences to the stockholder of such purchase and therefore may be relevant to a stockholder's decision whether to tender Shares. The Letter of Transmittal affords each tendering stockholder the opportunity to designate the order of priority in which Shares tendered are to be purchased in the event of proration.

     This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares as of February 13, 1998 and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

2. TENDERS BY OWNERS OF FEWER THAN 100 SHARES

     The Company, upon the terms and subject to the conditions of the Offer, will accept for purchase, without proration, all Shares validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date by or on behalf of stockholders who beneficially owned as of the close of business on February 13, 1998, and continue to beneficially own as of the Expiration Date, an aggregate of fewer than 100 Shares (excluding Shares allocated to individual accounts under the 401(k) Plan) ("Odd Lot Owners"). See Section 1. To avoid proration, however, an Odd Lot Owner must validly tender at or below the Purchase Price all such Shares (excluding Shares allocated to individual accounts under the 401(k) Plan) that such Odd Lot Owner beneficially owns; partial tenders will not qualify for this preference. This preference is not available to partial tenders or to owners of 100 or more Shares in the aggregate (excluding Shares allocated to individual accounts under the 401(k) Plan), even if such owners have separate stock certificates for fewer than 100 such Shares. Any Odd Lot Owner wishing to tender all such Shares beneficially owned by such stockholder pursuant to this Offer must complete the box captioned "Odd Lots" in the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery and must properly indicate in the section entitled "Price (In Dollars) Per Share At Which Shares Are Being Tendered" in the Letter of Transmittal the price at which such Shares are being tendered, except that an Odd Lot Owner may check the box in the section entitled "Odd Lots" indicating that the stockholder is tendering all of such stockholder's Shares (excluding Shares allocated to individual accounts under the 401(k) Plan) at the Purchase Price. See Section 3. Stockholders owning an aggregate of fewer than 100 Shares whose Shares are purchased pursuant to the Offer will avoid both the payment of brokerage commissions and any applicable odd lot discounts payable on a sale of their Shares in transactions on a stock exchange, including the NYSE.

     The Company also reserves the right, but will not be obligated, to purchase all Shares duly tendered by any stockholder who tendered any Shares beneficially owned at or below the Purchase Price and who, as a result of proration, would then beneficially own an aggregate of fewer than 100 Shares. If the Company exercises this right, it will increase the number of Shares that it is offering to purchase in the Offer by the number of Shares purchased through the exercise of such right.

3. PROCEDURE FOR TENDERING SHARES

     Proper Tender of Shares. For Shares to be validly tendered pursuant to the
Offer:

          (i) the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedures for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received prior to 12:00 Midnight, New York City time, on the Expiration Date by the Depositary at its address set forth on the back cover of this Offer to Purchase; or

          (ii) the tendering stockholder must comply with the guaranteed delivery procedure set forth below.

     AS SPECIFIED IN INSTRUCTION 5 OF THE LETTER OF TRANSMITTAL, EACH STOCKHOLDER DESIRING TO TENDER SHARES PURSUANT TO THE OFFER MUST PROPERLY INDICATE IN THE SECTION CAPTIONED "PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED" IN THE LETTER OF TRANSMITTAL THE PRICE (IN MULTIPLES OF $.125) AT WHICH SUCH STOCKHOLDER'S SHARES ARE BEING TENDERED, EXCEPT THAT AN ODD LOT OWNER MAY CHECK THE BOX IN THE SECTION OF THE LETTER OF TRANSMITTAL ENTITLED "ODD LOTS" INDICATING THAT THE STOCKHOLDER IS TENDERING ALL OF SUCH STOCKHOLDER'S SHARES AT THE PURCHASE PRICE. STOCKHOLDERS DESIRING TO TENDER SHARES AT MORE THAN ONE PRICE MUST COMPLETE SEPARATE LETTERS OF TRANSMITTAL FOR EACH PRICE AT WHICH SHARES ARE BEING TENDERED, EXCEPT THAT THE SAME SHARES CANNOT BE TENDERED (UNLESS PROPERLY WITHDRAWN PREVIOUSLY IN ACCORDANCE WITH THE TERMS OF THE OFFER) AT MORE THAN ONE PRICE. IN ORDER TO VALIDLY TENDER SHARES, ONE AND ONLY ONE PRICE BOX MUST BE CHECKED IN THE APPROPRIATE SECTION ON EACH LETTER OF TRANSMITTAL.

     In addition, Odd Lot Owners who tender all Shares must complete the section entitled "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery, in order to qualify for the preferential treatment available to Odd Lot Owners as set forth in Section 2.

     Signature Guarantees and Method of Delivery. No signature guarantee is required on the Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered holder of the Shares (which term, for purposes of this Section, includes any participant in The Depository Trust Company or the Philadelphia Depository Trust Company (the "Book-Entry Transfer Facilities") whose name appears on a security position listing as the holder of the Shares) tendered therewith and payment and delivery are to be made directly to such registered holder, or (ii) Shares are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company (not a savings bank or savings and loan association) having an office, branch or agency in the United States (each such entity being hereinafter referred to as an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a certificate representing Shares is registered in the name of a person other than the signer of a Letter of Transmittal, or if payment is to be made, or Shares not purchased or tendered are to be issued, to a person other than the registered holder, the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature on the certificate or stock power guaranteed by an Eligible Institution. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities as described below), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any other documents required by the Letter of Transmittal.

     THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

     Book-Entry Delivery. The Depositary will establish an account with respect to the Shares at each of the Book-Entry Transfer Facilities for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in a Book-Entry Transfer Facility's system may make book-entry delivery of the Shares by causing such facility to transfer such Shares into the Depositary's account in accordance with such facility's procedure for such transfer. Even though delivery of Shares may be effected through book-entry transfer into the Depositary's account at one of the Book-Entry Transfer Facilities, a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof), with any required signature guarantees and other required documents must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the guaranteed delivery procedure set forth below must be followed. DELIVERY OF THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS TO ONE OF THE BOOK-ENTRY TRANSFER FACILITIES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's Share certificates cannot be delivered to the Depositary prior to the Expiration Date (or the procedures for book-entry transfer cannot be completed on a timely basis) or time will not permit all required documents to reach the Depositary before the Expiration Date, such Shares may nevertheless be tendered provided that all of the following conditions are satisfied:

          (i) such tender is made by or through an Eligible Institution;

          (ii) the Depositary receives (by hand, mail, overnight courier, telegram or facsimile transmission), on or prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form the Company has provided with this Offer to Purchase (indicating the price at which the Shares are being tendered), including (where required) a signature guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery; and

          (iii) the certificates for all tendered Shares in proper form for transfer (or confirmation of book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any required signature guarantees or other documents required by the Letter of Transmittal, are received by the Depositary no later than 5:00 p.m., New York City time, on the third NYSE trading day after the date the Depositary receives such Notice of Guaranteed Delivery.

     If any tendered Shares are not purchased, or if less than all Shares evidenced by a stockholder's certificates are tendered, certificates for unpurchased Shares will be returned as promptly as practicable after the expiration or termination of the Offer or, in the case of Shares tendered by book-entry transfer at a Book-Entry Transfer Facility, such Shares will be credited to the appropriate account maintained by the tendering stockholder at the appropriate Book-Entry Transfer Facility, in each case without expense to such stockholder.

     Backup Federal Income Tax Withholding. Under the United States federal income tax backup withholding rules, unless an exemption applies under the applicable law and regulations, 31% of the gross proceeds payable to a stockholder or other payee pursuant to the Offer must be withheld and remitted to the United States Treasury, unless the stockholder or other payee provides such person's taxpayer identification number (employer identification number or social security number) to the Depositary and certifies under penalties of perjury that such number is correct. Therefore, each tendering stockholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding, unless such stockholder otherwise establishes to the satisfaction of the Depositary that the stockholder is not subject to backup withholding. Certain stockholders (including, among others, all corporations and certain foreign stockholders (in addition to foreign corporations)) are not subject to these backup withholding and reporting requirements. In order for a foreign stockholder to qualify as an exempt recipient, that stockholder must submit an IRS Form W-8 or a Substitute Form W-8, signed under penalties of perjury, attesting to that stockholder's exempt status. Such statements can be obtained from the Depositary. See Instructions 10 and 11 of the Letter of Transmittal.

     TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING EQUAL TO 31% OF THE GROSS PAYMENTS MADE TO STOCKHOLDERS FOR SHARES PURCHASED PURSUANT TO THE OFFER, EACH STOCKHOLDER WHO DOES NOT OTHERWISE ESTABLISH AN EXEMPTION FROM SUCH WITHHOLDING MUST PROVIDE THE DEPOSITARY WITH THE STOCKHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND PROVIDE CERTAIN

OTHER INFORMATION BY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED WITH THE LETTER OF TRANSMITTAL.

     For a discussion of certain United States federal income tax consequences to tendering stockholders, see Section 14.

     Withholding For Foreign Stockholders. Even if a foreign stockholder has provided the required certification to avoid backup withholding, the Depositary will withhold United States federal income taxes equal to 30% of the gross payments payable to a foreign stockholder or his or her agent unless the Depositary determines that a reduced rate of withholding is available pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States. For this purpose, a foreign stockholder is any stockholder that is not (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States, any State or any political subdivision thereof, (iii) an estate or trust described in Section 7701(a)(30) of the Code or (iv) a person whose worldwide income or gain is subject to United States federal income taxation on a net income basis. In order to obtain a reduced rate of withholding pursuant to a tax treaty, a foreign stockholder must deliver to the Depositary before the payment a properly completed and executed IRS Form 1001. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a foreign stockholder must deliver to the Depositary a properly completed and executed IRS Form 4224. The Depositary will determine a stockholder's status as a foreign stockholder and eligibility for a reduced rate of, or exemption from, withholding by reference to any outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g., IRS Form 1001 or IRS Form 4224) unless facts and circumstances indicate that such reliance is not warranted. A foreign stockholder may be eligible to obtain a refund of all or a portion of any tax withheld if such stockholder meets the "complete redemption," "substantially disproportionate" or "not essentially equivalent to a dividend" test described in Section 14 or is otherwise able to establish that no tax or a reduced amount of tax is due. Backup withholding generally will not apply to amounts subject to the 30% or a treaty-reduced rate of withholding. Foreign stockholders are urged to consult their own tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure. See Instructions 10 and 11 of the Letter of Transmittal.

     401(k) Plan. As of February 13, 1998, the 401(k) Plan held 33,818 Shares, all of which were held for the benefit of participants, beneficiaries of deceased participants and alternate payees pursuant to qualified domestic relations orders (collectively referred to as "Participants") in accounts under the 401(k) Plan. Unless otherwise required by the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), such Shares will be tendered (or not tendered) by the Trustee according to the timely instructions to the Trustee by such Participants. In accordance with the terms of the 401(k) Plan, Shares for which the Trustee does not receive timely instructions from such Participants will not be tendered by the Trustee. The Trustee will make available to Participants who have Shares allocated to their accounts all documents furnished to stockholders generally in connection with the Offer. Each Participant will also receive a form (the "Direction Form") upon which such Participant may instruct the Trustee regarding the Offer. Each Participant who has Shares allocated to his account under the 401(k) Plan may direct that all, some or none of the Shares allocated to his account be tendered, and the price at which such Shares are to be tendered. The Company will also provide additional information in a separate letter with respect to the application of the Offer to Participants who have Shares allocated to their accounts under the 401(k) Plan. PARTICIPANTS WHO HAVE SHARES ALLOCATED TO THEIR ACCOUNTS UNDER THE 401(K) PLAN MAY NOT USE THE LETTER OF TRANSMITTAL TO DIRECT THE TENDER OF SUCH SHARES, BUT MUST USE THE DIRECTION FORM SENT TO THEM. SUCH PARTICIPANTS ARE URGED TO READ THE DIRECTION FORM AND RELATED MATERIALS CAREFULLY. All proceeds received by the Trustee as a result of the sale of Shares allocated to the accounts of Participants will be reinvested for the benefit such Participants in the 401(k) Plan's money market account, and thereafter may be redirected to other investment options within the 401(k) Plan in the normal manner provided under the 401(k) Plan.

     Tendering Stockholder's Representation and Warranty; Company's Acceptance Constitutes an Agreement. It is a violation of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for a person acting alone or in concert with others, directly or indirectly, to tender Shares for such person's own account unless at the time of tender and at the Expiration Date such person has a "net long position" equal to or greater than the amount tendered in (a) the Shares and will deliver or cause to be delivered such Shares for the purpose of tender to the Company within the period specified in the Offer, or (b) other securities immediately convertible into, exercisable for or exchangeable into Shares ("Equivalent Securities") and, upon the acceptance of such tender, will acquire such Shares by conversion, exchange or exercise of such Equivalent Securities to the extent required by the terms of the Offer and will deliver or cause to be delivered such Shares so acquired for the purpose of tender to the Company within the period specified in the Offer. Rule 14e-4 also provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. A tender of Shares made pursuant to any method of delivery set forth herein will constitute the tendering stockholder's representation and warranty to the Company that (a) such stockholder has a "net long position" in Shares or Equivalent Securities being tendered within the meaning of Rule 14e-4, and (b) such tender of Shares complies with Rule 14e-4. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Company upon the terms and subject to the conditions of the Offer.

     Determinations of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of Shares to be accepted, the price to be paid therefor and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders it determines not to be in proper form or the acceptance of or payment for which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer and any defect or irregularity in the tender of any particular Shares or any particular stockholder. No tender of Shares will be deemed to be properly made until all defects or irregularities have been cured or waived. None of the Company, the Dealer Manager, the Depositary, the Information Agent or any other person is or will be obligated to give notice of any defects or irregularities in tenders, and none of them will incur any liability for failure to give any such notice.

     CERTIFICATES FOR SHARES, TOGETHER WITH A PROPERLY COMPLETED LETTER OF TRANSMITTAL AND ANY OTHER DOCUMENTS REQUIRED BY THE LETTER OF TRANSMITTAL, MUST BE DELIVERED TO THE DEPOSITARY AND NOT TO THE COMPANY. ANY SUCH DOCUMENTS DELIVERED TO THE COMPANY WILL NOT BE FORWARDED TO THE DEPOSITARY AND THEREFORE WILL NOT BE DEEMED TO BE VALIDLY TENDERED.

4. WITHDRAWAL RIGHTS

     Except as Otherwise Provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date and, unless accepted for payment by the Company as provided in this Offer to Purchase, may also be withdrawn after 12:00 Midnight, New York City time, on April 13, 1998.

     For a withdrawal to be effective, the Depositary must receive (at its address set forth on the back cover of this Offer to Purchase) a notice of withdrawal in written, telegraphic or facsimile transmission form on a timely basis. Such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares tendered, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If the certificates have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing the Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3, the notice of withdrawal must specify the name and the number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the procedures of such facility. All questions as to the form and validity, including time of receipt, of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. None of the Company, the Dealer Manager, the Depositary, the Information Agent or any other person is or will be obligated to give any notice of any defects or irregularities in any notice of withdrawal, and none of them will incur any liability for failure to give any such notice. Withdrawals may not be rescinded and any Shares properly withdrawn will thereafter be deemed not tendered for purposes of the Offer. However, withdrawn Shares may be retendered before the Expiration Date by again following any of the procedures described in Section 3.

     If the Company extends the Offer, is delayed in its purchase of Shares or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may, subject to applicable law, retain on behalf of the Company all tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 4.

     Participants in the 401(k) Plan should disregard the foregoing procedures with respect to Shares allocated to their individual accounts in the 401(k) Plan and should follow the procedures for withdrawal included in the letter furnished to such participants by the Company.

5. PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE

     The Company will, upon the terms and subject to the conditions of the Offer, determine a single per Share Purchase Price that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders, and will accept for payment and pay for (and thereby purchase) Shares validly tendered at or below the Purchase Price and not withdrawn as soon as practicable after the Expiration Date. For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased), subject to proration, Shares that are validly tendered at or below the Purchase Price and not withdrawn when, as and if it gives oral or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer.

     Upon the terms and subject to the conditions of the Offer, the Company will purchase and pay a single per Share Purchase Price for all of the Shares accepted for payment pursuant to the Offer as soon as practicable after the Expiration Date. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made promptly (subject to possible delay in the event of proration) but only after timely receipt by the Depositary of certificates for Shares (or of a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any other required documents.

     Payment for Shares purchased pursuant to the Offer will be made by depositing the aggregate Purchase Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Company and transmitting payment to the tendering stockholders. In the event of proration, the Company will determine the proration factor and pay for those tendered Shares accepted for payment as soon as practicable after the Expiration Date. However, the Company does not expect to be able to announce the final results of any such proration until approximately seven business days after the Expiration Date. Under no circumstances will the Company pay interest on the Purchase Price including, without limitation, by reason of any delay in making payment. Certificates for all Shares not purchased, including all Shares tendered at prices greater than the Purchase Price and Shares not purchased due to proration, will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to the account maintained with one of the Book-Entry Transfer Facilities by the participant who delivered such Shares) as promptly as practicable following the Expiration Date or termination of the Offer without expense to the tendering stockholder. In addition, if certain events occur, the Company may not be obligated to purchase Shares pursuant to the Offer. See Section 6.

     The Company will pay all stock transfer taxes, if any, payable on the transfer to it of Shares purchased pursuant to the Offer; provided, however, that if payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased Shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or such other person), payable on account of the transfer to such person will be deducted from the Purchase Price unless evidence satisfactory to the Company of the payment of such taxes or exemption therefrom is submitted. See Instruction 7 of the Letter of Transmittal.

     ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY, SIGN AND RETURN TO THE DEPOSITARY THE SUBSTITUTE FORM W-9 INCLUDED WITH THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED BACKUP FEDERAL INCOME TAX WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAID TO SUCH STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTION 3. ALSO SEE SECTION 3 REGARDING FEDERAL INCOME TAX CONSEQUENCES FOR FOREIGN STOCKHOLDERS.

6. CERTAIN CONDITIONS OF THE OFFER

     Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to Rule 13e-4(f) promulgated under the Exchange Act, if at any time on or after February 13, 1998 and prior to the Expiration Date, any of the following events shall have occurred (or shall have been determined by the Company to have occurred) that, in the Company's judgment in any such case and regardless of the circumstances giving rise thereto (including any action or omission to act by the Company), makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment:

          (a) there shall have been threatened, instituted or be pending before any court, agency, authority or other tribunal any action, suit or proceeding by any government or governmental, regulatory or administrative agency or authority or by any other person, domestic or foreign, or any judgment, order or injunction entered, enforced or deemed applicable by any such court, authority, agency or tribunal, which (i) challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the making of the Offer, the acquisition of Shares pursuant to the Offer or is otherwise related in any manner to, or otherwise affects, the Offer; or (ii) could, in the sole judgment of the Company, materially affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company and its subsidiaries, taken as a whole, or materially impair the Offer's contemplated benefits to the Company; or

          (b) there shall have been any action threatened or taken, or any approval withheld, or any statute, rule or regulation invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any government or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which, in the sole judgment of the Company, would or might directly or indirectly result in any of the consequences referred to in clause (i) or (ii) of paragraph (a) above; or

          (c) there shall have occurred (i) the declaration of any banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory); (ii) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market; (iii) the commencement of a war, armed hostilities or any other national or international crisis directly or indirectly involving the United States;
     (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in the sole judgment of the Company might materially affect, the extension of credit by banks or other lending institutions in the United States; (v) any significant decrease in the market price of the Shares or in the market prices of equity securities generally in the United States or any change in the general political, market, economic or financial conditions in the United States or abroad that could have in the sole judgment of the Company a material adverse effect on the business, condition (financial or otherwise), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or on the trading in the Shares or on the proposed financing of the Offer; (vi) in the case of any of the foregoing existing at the time of the announcement of the Offer, a material acceleration or worsening thereof; or (vii) any decline in either the Dow Jones Industrial Average or the S&P 500 Composite Index by an amount in excess of 10% measured from the close of business on February 13, 1998; or

          (d) any change shall occur or be threatened in the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, which in the sole judgment of the Company is or may be material to the Company and its subsidiaries taken as a whole; or

          (e) it shall have been publicly disclosed or the Company shall have learned that (i) any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding Shares whether through the acquisition of stock, the formation of a group, the grant of any option or right or otherwise (other than as disclosed in a Schedule 13D or 13G on file with the Commission on February 13, 1998) or (ii) any such person or group that on or prior to February 13, 1998 had filed such a Schedule with the Commission thereafter shall have acquired or shall propose to acquire whether through the acquisition of stock, the formation of a group, the grant of any option or right or otherwise, beneficial ownership of additional Shares representing 2% or more of the outstanding Shares; or

          (f) any person or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 reflecting an intent to acquire the Company or any of its Shares.

     The foregoing conditions are for the Company's sole benefit and may be asserted by the Company regardless of the circumstances giving rise to any such condition (including any action or inaction by the Company) or may be waived by the Company in whole or in part. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. Any determination by the Company concerning the events described above and any related judgment or decision by the Company regarding the inadvisability of proceeding with the purchase of or payment for any Shares tendered will be final and binding on all parties.

7. PRICE RANGE OF SHARES; DIVIDENDS

     The Shares are listed and principally traded on the NYSE. Since 1989, the Company has not paid any cash dividends on the Shares. The high and low sales prices per Share on the NYSE Composite Tape as compiled from published financial sources for the periods indicated are listed below:

                                                                HIGH    LOW
                                                                ----    ---
1996:
  1st Quarter...............................................    $18 7/8 $16
  2nd Quarter...............................................     18 3/4  16 3/4
  3rd Quarter...............................................     18      15 3/8
  4th Quarter...............................................     20 1/2  17 3/8
1997:
  1st Quarter...............................................     19 3/4  17
  2nd Quarter...............................................     19 7/8  16 3/8
  3rd Quarter...............................................     20 5/8  18 1/4
  4th Quarter...............................................     21 1/8  17 7/8
1998:
  1st Quarter (through February 13, 1998)...................     22      19 1/16

     The closing per Share sales price as reported on the NYSE Composite Tape on February 13, 1998, the last full trading day on the NYSE before the Company's announcement of the Offer, was $21 7/8. THE COMPANY URGES STOCKHOLDERS TO OBTAIN CURRENT QUOTATIONS OF THE MARKET PRICE OF THE SHARES.

8. BACKGROUND AND PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER

     The following discussion contains forward-looking statements that involve risks and uncertainties. Such statements can be identified by the use of forward-looking terminology such as "may," "will," "believe," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Among the factors that could cause actual results to differ materially are: adverse economic conditions, industry competition and other competitive factors, adverse weather conditions such as high water, low water, fog and ice, marine accidents, construction of new equipment by competitors, including construction with government assisted financing, changes in laws and regulations, and the timing, magnitude and number of acquisitions (if any) made by the Company. For information about certain recent events relating to the Company, see "Certain Information About the Company -- Recent Events" in Section 11.

     The Company is making the Offer to (i) use the Company's cash and debt capacity to improve the Company's capital structure and lower its cost of capital for the benefit of its stockholders and (ii) provide those stockholders who desire liquidity an opportunity to sell all or a portion of their Shares without the usual transaction costs associated with open market sales. After the Offer is completed, the Company expects to have sufficient cash flow and access to other sources of capital to fund the growth of its core business, including expanding its operations and making strategic acquisitions.

     The Board of Directors believes that, given the Company's business, assets and prospects, the purchase of the Shares pursuant to the Offer is an attractive investment that will benefit the Company and its remaining stockholders. The Offer provides stockholders who are considering a sale of all or a portion of their Shares the opportunity to determine the price or prices (not greater than $24.50 nor less than $21.00 per Share) at which they are willing to sell their Shares and, if any such Shares are purchased pursuant to the Offer, to sell those Shares for cash to the Company without the usual costs associated with a market sale. In addition, the Offer may give stockholders an opportunity to sell their Shares at a price greater than the market prices of the Shares prevailing immediately prior to the announcement of the Offer. The Offer would also allow Odd Lot Owners whose Shares are purchased pursuant to the Offer to avoid both the payment of brokerage commissions and any applicable odd lot discounts payable on sales of odd lots on a securities exchange. To the extent the purchase of Shares in the Offer results in a reduction in the number of stockholders of record, the costs to the Company for services to stockholders should be reduced. The Offer also allows stockholders to sell a portion of their Shares while retaining a continuing equity interest in the Company if they so desire. Stockholders who determine not to accept the Offer will increase their proportionate interest in the Company's equity, and therefore in the Company's future earnings and assets, subject to the Company's right to issue additional Shares and other equity securities in the future.

     The Board of Directors has determined that the Company's financial condition and outlook and current market conditions, including recent trading prices of the Shares, make this an attractive time to repurchase a significant portion of the outstanding Shares, taking into account the increased interest expense and debt amortization associated with any borrowing undertaken to fund the Offer. In the view of the Board of Directors, the Offer represents an attractive investment and use of the Company's cash and credit availability that should benefit the Company and its stockholders over the long term. In particular, the Board of Directors believes that the purchase of Shares at this time is consistent with the Company's long-term corporate goal of seeking to increase stockholder value.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE OFFER. HOWEVER, STOCKHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED. NEITHER THE COMPANY NOR ITS BOARD OF

DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER
TO TENDER OR REFRAIN FROM TENDERING SHARES AND NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS HAS AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. THE COMPANY DOES NOT KNOW AT THE DATE OF THE OFFER WHETHER ANY DIRECTORS, EXECUTIVE OFFICERS OR AFFILIATES OF THE COMPANY WILL TENDER ANY SHARES PURSUANT TO THE OFFER.

     Since 1995, the Company has been engaged in a stock repurchase program in the open market and in privately negotiated transactions. During that period of time, the Company has repurchased a total of 4,436,301 Shares at an average purchase price of approximately $16.10 per Share. The Company may in the future purchase Shares in the open market, in private transactions, through tender offers or otherwise. However, Rule 13e-4 under the Exchange Act prohibits the Company from making any purchases of Shares until 10 business days after the Expiration Date, other than pursuant to the Offer. Any purchases of Shares the Company may choose to make may be on the same terms as, or on terms more or less favorable to stockholders than, the terms of the Offer. Any possible future purchases by the Company will depend on numerous factors, including the market price of the Shares, the results of the Offer, the Company's business and financial condition and general economic and market conditions.

     Shares the Company acquires pursuant to the Offer will be retained as treasury stock (unless and until the Company determines to retire such Shares) and be available for issue without further stockholder action (except as required by applicable law or, if retired, the rules of any securities exchange on which Shares are listed) for purposes including, but not limited to, the acquisition of other businesses, raising of additional capital for use in the Company's businesses and satisfaction of obligations under existing or future employee benefit plans. The Company has no current plan for issuance of Shares repurchased pursuant to the Offer.

     Except as disclosed in this Offer to Purchase, the Company currently has no plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any or all of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company; (e) any material change in the indebtedness or capitalization of the Company or the payment of dividends on the Shares; (f) any other material change in the Company's corporate structure or business; (g) any material change in the Company's Articles of Incorporation or By-Laws or any actions which may impede the acquisition of control of the Company by any person; (h) a class of equity security of the Company being delisted from a national securities exchange; (i) a class of equity security of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) the suspension of the Company's obligation to file reports pursuant to Section 15(d) of the Exchange Act.

9. INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES

     As of February 13, 1998, there were 24,407,436 Shares outstanding and 1,935,700 Shares issuable upon the exercise of all outstanding Options. As of February 13, 1998, the Company's directors and executive officers as a group (13 persons) beneficially owned 4,769,098 Shares (including 627,875 Shares issuable upon the exercise of Options exercisable within 60 days of such date), which constituted approximately 18.1% of the outstanding Shares (including Shares issuable if Options held by the Company's directors and executive officers exercisable within 60 days of such date were exercised) at such time. If the Company purchases 3,000,000 Shares pursuant to the Offer (approximately 12.3% of the outstanding Shares as of February 13, 1998) and no director or executive officer tenders Shares pursuant to the Offer, then after the purchase of Shares pursuant to the Offer, the Company's directors and executive officers as a group would beneficially own approximately 20.4% of the outstanding Shares (including Shares issuable if Options held by the Company's directors and executive officers exercisable within 60 days of such date were exercised). The Company does not know at the date of the Offer whether any directors, executive officers or affiliates of the Company will tender any Shares pursuant to the Offer.

     Except as set forth in Schedule I hereto, based on the Company's records and information provided to the Company by its directors, executive officers, associates and subsidiaries, neither the Company nor any of its associates or subsidiaries or persons controlling the Company nor, to the best of the Company's knowledge, any of the directors or executive officers of the Company or any of its subsidiaries, nor any associates or subsidiaries of any of the foregoing, has effected any transactions in the Shares during the 40 business days prior to the date hereof.

     Except as set forth in this Offer to Purchase, neither the Company or any person controlling the Company nor, to the Company's knowledge, any of its directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

10. SOURCE AND AMOUNT OF FUNDS

     Assuming that the Company purchases 3,000,000 Shares pursuant to the Offer at the maximum specified purchase price of $24.50 per Share, the Company expects the maximum aggregate cost, including all fees and expenses applicable to the Offer, to be approximately $74,000,000. The Company anticipates that the funds necessary to pay such amounts will be provided by the Company's cash and borrowings under the existing credit facilities of the Company.

     The Company intends to fund the Offer from cash provided by operations and cash proceeds of the previously announced sale of its U.S. flag offshore product tanker and harbor service operations discussed under "Certain Information about the Company -- Historical Financial Information" and "Certain Information About the Company -- Recent Events" in Section 11 and through unsecured borrowings under its Credit Agreement, dated as of September 19, 1997, among the Company and certain financial institutions, as lenders, and Chase Bank of Texas, N.A. ("Chase"), as agent, as amended by a First Amendment to Credit Agreement dated as of January 30, 1998 (such Credit Agreement, as so amended, is referred to herein as the "Credit Agreement"). Pursuant to the Credit Agreement, the Company has a $100 million revolving credit facility. The Company has adequate borrowing capacity available under the Credit Agreement to fund the full cost of the Offer, regardless of whether the sale of the U.S. flag offshore product tanker and harbor service operations closes prior to the purchase of Shares pursuant to the Offer. Loans made under the Credit Agreement bear interest, at the Company's option, (a) at a rate equal to the greater of (i) the "prime rate" announced by Chase from time to time or (ii) the sum of the federal funds rate and one-half of one percent, or (b) at a rate based on the rate at which Chase is able to sell its certificates of deposit from time to time plus the applicable margin, or (c) at the rate at which Eurodollar deposits are offered to Chase from time to time plus the applicable margin. The applicable margin varies based on the Company's debt rating by the major rating agencies. The final maturity date of any loan under the Credit Agreement is September 19, 2002. The Credit Agreement includes representations and warranties, covenants, events of default and other terms customary to financing of this type. The foregoing summary of the Credit Agreement should be read in conjunction with, and is qualified in its entirety by reference to, the full September 19, 1997 Credit Agreement, a copy of which has been filed with the Commission as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 and is incorporated by reference herein, and the January 30, 1998 First Amendment to Credit Agreement, a copy of which is filed as an exhibit to the Schedule 13E-4 (as defined in Section 17) and is incorporated by reference herein. See "Certain Information About the Company -- Additional Information" in Section 11.

     The Company expects to repay any indebtedness incurred under the Credit Agreement as a result of the Offer through cash flow from operations, cash proceeds of the sale of the U.S. flag offshore product tanker and harbor service operations and/or future borrowings.

11. CERTAIN INFORMATION ABOUT THE COMPANY

     The Company is a Nevada corporation with its principal executive offices located at 1775 St. James Place, Suite 200, Houston, Texas 77056-3453. The Shares are listed and principally traded on the NYSE under the symbol "KEX". The Company is a marine transportation company engaged, through its subsidiaries, in the operation of inland tank barges and towboats transporting industrial chemicals, petrochemicals, refined petroleum products and agricultural chemicals on the inland waterway system of the United States. The Company's marine operations also include United States coastwise transportation of refined petroleum products and dry bulk commodities. The Company is also engaged, through subsidiaries, in the overhaul and repair of large diesel engines employed in marine, power generation and rail applications.

     Historical Financial Information. The following table sets forth summary historical consolidated financial information of the Company and its subsidiaries. The historical financial information for 1995 and 1996 (other than the ratios of earnings to fixed charges) has been derived from, and should be read in conjunction with, the audited consolidated financial statements of the Company and the related notes thereto as reported in the Company's Annual Reports on Form 10-K for the years ended December 31, 1995 and December 31, 1996, along with the unaudited consolidated financial statements of the Company and the related notes thereto as reported in each of the Company's Quarterly Reports on Form 10-Q for the periods ended March 31, 1997, June 30, 1997 and September 30, 1997. The Company's audited financial statements for the year ended December 31, 1997 will be filed with the Company's Annual Report on Form 10-K for 1997. The summary historical financial information should be read in conjunction with, and is qualified in its entirety by reference to, the audited and unaudited financial statements and the related notes thereto from which it has been derived. In addition, the historical financial information for 1997 is preliminary and subject to the completion of the audit for that period. Such historical financial information for 1997 was set forth in a press release issued by the Company on February 17, 1998, the full text of which is set forth under "-- Recent Events" below. Copies of the Company's reports may be inspected or obtained from the Commission in the manner specified in "-- Additional Information" below.

     In January 1998, the Company announced that it had signed a letter of intent, and has subsequently entered into a definitive purchase agreement, to sell its U.S. flag offshore tanker and harbor service operations to Hvide Marine Incorporated and an affiliate of August Trading Company, Inc. for a combined purchase price of $38.6 million in cash, subject to certain adjustments. The closing of the sale is expected to take place on or about March 10, 1998. The Company entered into the transaction pursuant to its announced strategy of concentrating on its core inland tank barge business in which the Company is the largest operator. The offshore tanker and harbor service operations have been accounted for as discontinued operations as of December 31, 1997, and previously reported financial statements have been restated to reflect the discontinuation of the operations. The Company recorded a financial net loss of $3,966,000 as of December 31, 1997 from the sale of the tanker and harbor service operations.

                                                                     YEAR ENDED DECEMBER 31,
                                                              -------------------------------------
                                                                 1995         1996         1997
                                                               RESTATED     RESTATED     UNAUDITED
                                                              ----------   ----------   -----------
                                                              (IN THOUSANDS, EXCEPT FOR RATIOS AND
                                                                       PER SHARE AMOUNTS)
INCOME STATEMENT DATA
Net revenues from continuing operations.....................   $372,142     $323,584      $336,535
Net earnings from continuing operations.....................      6,958       21,208        22,705
Discontinued operations:
  Earnings, net of income taxes.............................      2,425        6,021         2,943
  Loss on sale, net of income taxes.........................         --           --        (3,966)
                                                                  2,425        6,021        (1,023)
Net earnings................................................      9,383       27,229        21,682
Earnings per common share (diluted):(1)
  Continuing operations.....................................        .25          .82           .92
  Discontinued operations...................................        .09          .24          (.04)
          Net earnings......................................        .34         1.06           .88
Weighted average common shares outstanding (diluted)(1).....     27,772       25,781        24,594
Ratio of earnings from continuing operations to fixed
  charges(2)................................................       2.06x        3.38x         3.55x
BALANCE SHEET DATA
Working capital.............................................   $ 35,678     $ 40,194      $ 40,194
Total assets................................................    498,084      524,530       517,959
Long-term debt, including current portion...................    179,226      181,950       154,817
Stockholders' equity........................................    205,333      205,754       218,269
Book value per common share(3)..............................       7.82         8.30          8.99

---------------

(1) Restated to conform to the requirements of Statement of Financial Accounting Standard No. 128, "Earnings Per Share."

(2) The ratio of earnings from continuing operations to fixed charges was computed by dividing the sum of earnings from continuing operations and fixed charges by fixed charges. Fixed charges consist of interest and debt expense and one third rent expense, which approximates the interest factor.

(3) Book value per share was computed by dividing stockholders' equity by the number of common shares outstanding at the end of each year presented.

     Pro Forma Financial Information. The following summary unaudited consolidated pro forma financial information gives effect to the purchase of Shares pursuant to the Offer, based on certain assumptions described in the Notes to Summary Unaudited Consolidated Pro Forma Financial Information. The summary gives effect to the purchase of Shares pursuant to the Offer as if it had occurred on January 1, 1996 and January 1, 1997 with respect to income statement data and on December 31, 1996 and December 31, 1997 with respect to balance sheet data. The pro forma financial information should be read in conjunction with the historical consolidated financial information incorporated herein by reference and does not purport to be indicative of the results that would actually have been obtained, or that may be obtained in the future, had the purchase of the Shares pursuant to the Offer been completed at the dates indicated.

         SUMMARY UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION

                                             YEAR ENDED DECEMBER 31, 1996         YEAR ENDED DECEMBER 31, 1997
                                          ----------------------------------   ----------------------------------
                                                             PRO FORMA                            PRO FORMA
                                                       ---------------------                ---------------------
                                                        ASSUMED     ASSUMED                  ASSUMED     ASSUMED
                                                        $21.00      $24.50                   $21.00      $24.50
                                                       PER SHARE   PER SHARE                PER SHARE   PER SHARE
                                           RESTATED    PURCHASE    PURCHASE    UNAUDITED    PURCHASE    PURCHASE
                                          HISTORICAL     PRICE       PRICE     HISTORICAL     PRICE       PRICE
                                          ----------   ---------   ---------   ----------   ---------   ---------
                                                  (IN THOUSANDS, EXCEPT FOR RATIOS AND PER SHARE AMOUNTS)
INCOME STATEMENT DATA
Net revenues for continuing
  operations............................   $323,584    $323,584    $323,584     $336,535    $336,535    $336,535
Net earnings from continuing
  operations............................     21,208      18,750      18,294       22,705      20,110      19,628
Discontinued operations:
  Earnings, net of income taxes.........      6,021       6,021       6,021        2,943       2,943       2,943
  Loss on sale, net of income taxes.....         --          --          --       (3,966)     (3,966)     (3,966)
                                              6,021       6,021       6,021       (1,023)     (1,023)     (1,023)
Net earnings............................     27,229      24,771      24,315       21,682      19,087      18,605
Earnings per common share (diluted):
  Continuing operations.................        .82         .82         .80          .92         .93         .91
  Discontinued operations...............        .24         .26         .26         (.04)       (.05)       (.05)
                                               1.06        1.08        1.08          .88         .88         .86
Weighted average common shares
  outstanding (diluted).................     25,781      22,781      22,781       24,594      21,594      21,594
Ratio of earnings from continuing
  operations to fixed charges...........       3.38x       3.09x       3.05x        3.55x       3.21x       3.16x
BALANCE SHEET DATA
Working capital.........................   $ 40,194    $ 39,694    $ 39,694     $ 40,194    $ 39,694    $ 39,694
Total assets............................    524,530     524,030     524,030      517,959     517,459     517,459
Long-term debt, including current
  portion...............................    181,950     244,950     255,450      154,817     217,817     228,317
Stockholders' equity....................    205,754     140,796     128,840      218,269     153,174     141,192
Book value per common share.............       8.30        5.68        5.20         8.99        6.31        5.81

---------------

     The following assumptions regarding the offer were made in determining the pro forma financial information:

     (1) The information assumes 3,000,000 shares were purchased at a $21.00 per share price and a $24.50 per share price, respectively. The repurchase was assumed to be financed through the Company's revolving line of credit.

     (2) Interest expense was increased for the 1996 and 1997 years for the additional debt assumed to be used to finance the repurchase of shares as of January 1, 1996 and January 1, 1997. The assumed rate on the additional borrowings was 6.10% for the 1996 year and 6.44% for the 1997 year, and represents the average interest rate for such years on the Company's revolving line of credit.

     (3) The assumed income tax benefit resulting from increased interest expense for the 1996 and 1997 years was computed at 35%.

     (4) Estimated expenses related to the Offer total $500,000, and were included as part of the cost of the shares acquired and charged against stockholders' equity.

     (5) The ratio of earnings from continuing operations to fixed charges was computed by dividing the sum of earnings from continuing operations and fixed charges by fixed charges. Fixed charges consist of interest and debt expense and one third rent expense, which approximates the interest factor.

     Recent Events. On January 6, 1998, January 21, 1998 and February 17, 1998, the Company issued press releases with respect to certain events relating to the Company, a summary of which follows.

     In January 1998, the Company announced that it had signed a letter of intent, and has subsequently entered into a definitive purchase agreement, to sell its U.S. flag offshore tanker and harbor service operations to Hvide Marine Incorporated and an affiliate of August Trading Company, Inc. for a combined purchase price of $38.6 million in cash, subject to certain adjustments. The closing of the sale is expected to take place on or about March 10, 1998, subject to the satisfaction of certain conditions in the purchase agreement. The Company entered into the transaction pursuant to its announced strategy of concentrating on its core inland tank barge business in which the Company is the largest operator. The Company also disclosed that it will recognize a nonrecurring after tax loss for book purposes estimated to be approximately $3,966,000. See "-- Historical Financial Information." Proceeds from the sale may be used to purchase Shares pursuant to the Offer, to pay down debt, including debt incurred to purchase Shares pursuant to the Offer, or for possible future inland tank barge acquisitions.

     On January 20, 1998, the Board of Directors of the Company expanded its number of members from 8 to 9 and elected Bob G. Gower to fill the newly created vacancy.

     In a February 17, 1998 press release, the Company reported unaudited results of operations for the fourth quarter and year ended December 31, 1997. The full text of that press release is set forth below.

     Houston, Texas (February 17, 1998) -- Kirby Corporation ("Kirby") (NYSE:KEX) announced today fourth quarter 1997 net earnings from continuing operations of $6,519,000, or $.27 per share, compared with net earnings from continuing operations of $4,832,000, or $.20 per share, for the 1996 fourth quarter.

     For the 1997 year, net earnings from continuing operations were $22,705,000, or $.92 per share, compared with earnings from continuing operations of $21,208,000, or $.82 per share, for the 1996 year.

     Earnings per share represent "Diluted Earnings Per Share" in accordance with FASB No. 128, which Kirby adopted as of December 31, 1997. Basic earnings per share from continuing operations were $.27 for the 1997 fourth quarter and $.93 for the 1997 year.

     Marine transportation revenues from continuing operations for the 1997 fourth quarter increased 5% compared with the fourth quarter of 1996. Chemical, petrochemical and refined products volumes remained positive. Liquid fertilizer movements were also strong for the entire 1997 fourth quarter. Spot rates continued to reflect a modest increase quarter to quarter, while contract volumes were generally renewed at higher levels. Marine transportation operating margins for the 1997 fourth quarter were 17.7% compared with 14.4% for the 1996 fourth quarter.

     Diesel repair revenues reflected an 11% decrease for the 1997 fourth quarter compared with the prior year fourth quarter. Operating income, however, remained approximately $1,500,000 for both comparable periods, resulting in a marked improvement in the diesel repair operating margins from 6.8% in the 1996 fourth quarter to 7.6% for the fourth quarter of 1997. Subsequent to the asset acquisition of MKW Power Systems, Inc. in July 1996, the segment eliminated certain unprofitable business lines, and made significant reductions in administrative and other expenses, which are reflected in the higher operating margins.

     Earnings from continuing operations for both the 1997 and 1996 fourth quarters included certain non-recurring income items. For the 1997 fourth quarter, Kirby realized $300,000 after taxes, or $.01 per share, from the sale of U.S. Treasuries through Universal Insurance Company, Kirby's 45% owned property and casualty insurance subsidiary. Results for the 1996 fourth quarter included a $600,000 after tax gain, or $.02 per share, from the sale of six asphalt barges.

     In January 1998, Kirby announced the signing of a letter of intent to sell its U.S. flag offshore product tanker operation and its harbor service operation. A definitive purchase agreement was signed in February 1998. In accordance with the letter of intent and purchase agreement, Hvide Marine Incorporated will acquire Kirby's harbor service operation and two tankers, and August Trading Company, Inc. will purchase five tankers, for a combined purchase price of $38,600,000, subject to certain adjustments. Subject to the satisfaction of certain conditions of the purchase agreement, the closing of the transactions is expected in mid-March 1998.

     The offshore tanker and harbor service operations financial results have been accounted for as discontinued operations as of December 31, 1997, and previously reported financial statements have been restated. For the 1997 fourth quarter, Kirby recorded a net loss from discontinued operations of $3,630,000, or $.15 per share, and for the 1997 year recorded a net loss of $1,023,000, or $.04 per share. Both 1997 periods include an estimated $3,966,000 after tax loss for book purposes from the sale of the operations. For the 1996 fourth quarter and 1996 year, net earnings from the discontinued operations were $1,825,000, or $.07 per share, and $6,021,000, or $.24 per share, respectively.

     Net earnings for the 1997 fourth quarter were $2,889,000, or $.12 per share, compared with net earnings of $6,657,000, or $.27 per share, for the 1996 fourth quarter. For the 1997 year, net earnings were $21,682,000, or $.88 per share, compared with net earnings of $27,229,000, or $1.06 per share, for the 1996 year.

     Earnings from continuing operations before interest, taxes, depreciation and amortization for the 1997 fourth quarter were $20,678,000, up 9% from $18,990,000 for the fourth quarter of 1996.
     Net cash flow from continuing operations (before changes in operating assets and liabilities) for the 1997 fourth quarter was $11,866,000, or $.48 per share, compared with $5,649,000, or $.23 per share, for the 1996 fourth quarter. The net cash flow from continuing operations for the 1996 fourth quarter was reduced by an adjustment to deferred taxes associated with timing differences for self-insurance losses for tax purposes.

     Statements contained in this press release with respect to the 1998 first quarter and beyond are forward looking statements. These statements reflect management's reasonable judgment with respect to future events. Forward looking statements involve risks and uncertainties. Actual results could differ materially from those anticipated as a result of various factors, including cyclical or other downturns in demand, significant pricing competition, unanticipated additions to industry capacity, changes in the Jones Act or in U.S. maritime policy and practice and weather conditions. A list of additional risk factors can be found in Kirby's quarterly report on Form 10-Q for the quarter ended September 30, 1997, filed with the Securities and Exchange Commission.

     Kirby Corporation, based in Houston, Texas, is the largest domestic operator of inland tank barges with a fleet of 518 barges and 127 towing vessels transporting industrial chemicals, refined petroleum products and agricultural chemicals along the United States inland waterways. Kirby's domestic marine operations also include United States coastwise barge operations with 8 barge/tug units transporting petroleum products and liquid chemicals, as well as dry bulk commodities. Through its diesel engine services segment, Kirby is also engaged in the overhaul and servicing of large diesel engines employed in marine, power generation and rail applications.

          A summary of the results for the fourth quarter and year are set forth below. The Company's offshore tanker and harbor service operations have been accounted for as discontinued operations as of December 31, 1997, and the 1996 fourth quarter and 1996 year have been restated to reflect the discontinued operations.

                                                  FOURTH QUARTER              YEAR
                                                -------------------   ---------------------
                                                  1997       1996       1997        1996
                                                --------   --------   ---------   ---------
                                                ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues by industry segment:
  Marine transportation.......................  $63,486    $60,674    $256,108    $249,594
  Diesel repair...............................   19,308     21,586      79,136      70,422
                                                -------    -------    --------    --------
                                                $82,794    $82,260    $335,244    $320,016
                                                =======    =======    ========    ========
Operating profits by industry segment:
  Marine transportation.......................  $11,253    $ 8,765    $ 39,542    $ 38,172
  Diesel repair...............................    1,475      1,463       6,189       5,376
                                                -------    -------    --------    --------
                                                 12,728     10,228      45,731      43,548
  Equity in earnings of marine affiliates.....      912        858       3,084       3,912
  Equity in earnings of insurance affiliate...      875        416       4,609       2,171
  Gain on sale of assets......................      237        903         407       2,751
  Other income................................       52        211         883         817
  General corporate expenses..................   (1,033)    (1,048)     (4,864)     (5,786)
  Interest expense............................   (3,261)    (3,436)    (13,378)    (13,349)
                                                -------    -------    --------    --------
     Earnings from continuing operations
       before taxes on income.................   10,510      8,132      36,472      34,064
  Provision for taxes on income...............   (3,991)    (3,300)    (13,767)    (12,856)
                                                -------    -------    --------    --------
     Net earnings from continuing
       operations.............................    6,519      4,832      22,705      21,208
                                                -------    -------    --------    --------
Discontinued operations:
  Earnings, net of income taxes...............      336      1,825       2,943       6,021
  Estimated loss on sale, net of income
     taxes....................................   (3,966)        --      (3,966)         --
                                                -------    -------    --------    --------
     Net earnings (loss) from discontinued
       operations.............................   (3,630)     1,825      (1,023)      6,021
                                                -------    -------    --------    --------
     Net earnings.............................  $ 2,889    $ 6,657    $ 21,682    $ 27,229
                                                =======    =======    ========    ========
Earnings (loss) per share of common stock:
  Basic:
     Continuing operations....................  $   .27    $   .20    $    .93    $    .83
     Discontinued operations..................     (.15)       .07        (.04)        .24
                                                -------    -------    --------    --------
                                                $   .12    $   .27    $    .89    $   1.07
                                                =======    =======    ========    ========
  Diluted:
     Continuing operations....................  $   .27    $   .20    $    .92    $    .82
     Discontinued operations..................     (.15)       .07        (.04)        .24
                                                -------    -------    --------    --------
                                                $   .12    $   .27    $    .88    $   1.06
                                                =======    =======    ========    ========
  Common stock outstanding:
     Basic....................................   24,310     24,742      24,381      25,555
     Diluted..................................   24,525     24,999      24,594      25,781
EBITDA (Earnings from continuing operations
  before interest, taxes, depreciation and
  amortization)...............................  $20,678    $18,990    $ 77,964    $ 75,799
                                                =======    =======    ========    ========
Depreciation and amortization from continuing
  operations..................................  $ 6,906    $ 7,422    $ 28,114    $ 28,386
                                                =======    =======    ========    ========
Capital expenditures from continuing
  operations..................................  $ 7,659    $ 6,592    $ 24,506    $ 36,413
                                                =======    =======    ========    ========

     Additional Information. The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 2120, Washington, D.C. 20549 and at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, New York, New York 10048. Copies of such material may also be obtained by mail, upon payment of the Commission's customary charges, from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. The Commission also maintains a Web site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Such reports, proxy statements and other information concerning the Company also can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005, on which the Shares are listed.

12. EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE ACT

     The Company's purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and is likely to reduce the number of stockholders. Nonetheless, the Company believes that there will still be a sufficient number of Shares outstanding and publicly traded following the Offer to ensure a continued trading market in the Shares. Based on the published guidelines of the NYSE, the Company does not believe that its purchase of Shares pursuant to the Offer will cause its remaining Shares to be delisted from such exchange.

     The Shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. The Company believes that, following the purchase of Shares pursuant to the Offer, the Shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

     The Shares are registered under the Exchange Act, which requires, among other things, that the Company furnish certain information to its stockholders and to the Commission and comply with the Commission's proxy rules in connection with meetings of the Company's stockholders. The Company believes that its purchase of Shares pursuant to the Offer will not result in the Shares becoming eligible for deregistration under the Exchange Act.

13. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS

     The Company is not aware of any license or regulatory permit material to its business that might be adversely affected by its acquisition of Shares as contemplated in the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the Company's acquisition or ownership of Shares as contemplated by the Offer. Should any such approval or other action be required, the Company currently contemplates that it will seek such approval or other action. The Company cannot predict whether it may determine that it is required to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company's obligations under the Offer to accept for payment and pay for Shares are subject to certain conditions. See Section 6.

14. CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

     The following summary describes certain United States federal income tax consequences relevant to the Offer. The discussion contained in this summary is based upon the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), existing and proposed Treasury regulations promulgated thereunder, rulings, administrative pronouncements and judicial decisions, changes to which could materially affect the tax consequences described herein and could be made on a retroactive basis.

     This summary discusses only Shares held as capital assets, within the meaning of Section 1221 of the Code, and does not address all of the tax consequences that may be relevant to particular stockholders in light of their personal circumstances, or to certain types of stockholders (such as certain financial institutions, dealers in securities or commodities, insurance companies, tax-exempt organizations or persons who hold Shares as a position in a "straddle" or as a part of a "hedging" or "conversion" transaction for United States federal income tax purposes). In particular, the discussion of the consequences of an exchange of Shares for cash pursuant to the Offer applies only to a United States Holder. For purposes of this summary, a "United States Holder" is a holder of Shares that is, for United States federal income tax purposes, (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity created or organized in or under the laws of the United States, any state or any political subdivision thereof, (c) an estate or trust described in Section 7701(a)(30) of the Code or (d) a person whose worldwide income or gain is subject to United States federal income taxation on a net income basis. This discussion does not address the tax consequences to foreign stockholders who will be subject to United States federal income tax on a net basis on the proceeds of their exchange of Shares pursuant to the Offer because such income is effectively connected with the conduct of a trade or business within the United States. Such stockholders are generally taxed in a manner similar to United States Holders; however, certain special rules apply. Foreign stockholders who are not subject to United States federal income tax on a net basis should see Section 3 for a discussion of the applicable United States withholding rules and the potential for obtaining a refund of all or a portion of the tax withheld. The summary may not be applicable with respect to Shares acquired as compensation (including Shares acquired upon the exercise of options or which were or are subject to forfeiture restrictions). The summary also does not address the state, local or foreign tax consequences of participating in the Offer. Each stockholder should consult such stockholder's tax advisor as to the particular consequences of participation in the offer.

     United States Holders Who Receive Cash Pursuant to the Offer. An exchange of Shares for cash pursuant to the Offer by a United States Holder will be a taxable transaction for United States federal income tax purposes. As a consequence of the exchange, a United States Holder will, depending on such holder's particular circumstances, be treated either as having sold such holder's Shares or as having received a dividend distribution from the Company, with the tax consequences described below.

     Under Section 302 of the Code, a United States Holder whose Shares are exchanged for cash pursuant to the Exchange will be treated as having sold such holder's Shares, and thus will recognize gain or loss if the exchange (a) results in a "complete termination" of such holder's equity interest in the Company, (b) is "substantially disproportionate" with respect to such holder or
(c) is "not essentially equivalent to a dividend" with respect to the holder, each as discussed below. In applying these tests, a United States Holder will be treated as owning Shares actually or constructively owned by certain related individuals and entities.

     If a United States Holder sells Shares to persons other than the Company at or about the time such holder also sells Shares to the Company pursuant to the Offer, and the various sales effected by the holder are part of an overall plan to reduce or terminate such holder's proportionate interest in the Company, then the sales to persons other than the Company may, for United States federal income tax purposes, be integrated with the holder's sale of Shares pursuant to the Offer and, if integrated, should be taken into account in determining whether the holder satisfies any of the three tests described below.

     The receipt of cash by a United States Holder will be in "complete redemption" of such holder's equity interest in the Company if either (a) such holder exchanges all Shares actually and constructively owned by such holder for cash pursuant to the Offer or (b) all of the Shares of the Company actually owned by such holder are sold pursuant to the Offer, the holder is eligible to waive, and effectively waives, the attribution of Shares of the Company constructively owned by the holder in accordance with the procedures described in

Section 302(c)(2) of the Code, the holder does not have any other interest (including an interest as an officer or employee) in the Company (other than as a creditor), and the holder does not acquire such interest within 10 years from the date of the sale of the Shares, other than Shares acquired by bequest or inheritance. The waiver of constructive ownership as described above is permitted only in the case of constructive ownership of Shares held by family members.

     An exchange of Shares for cash will be "substantially disproportionate" with respect to a United States Holder if the percentage of the then outstanding Shares actually and constructively owned by such holder immediately after the exchange is less than 80% of the percentage of the Shares actually and constructively owned by such holder immediately before the exchange.

     A United States Holder will satisfy the "not essentially equivalent to a dividend" test if the reduction in such holder's proportionate interest in the Company constitutes a "meaningful reduction" given such holder's particular facts and circumstances. The United States Internal Revenue Service has indicated in published rulings that any reduction in the percentage interest of a stockholder whose relative stock interest in a publicly held corporation is minimal (an interest of less than 1% should satisfy this requirement) and who exercises no control over corporate affairs should constitute such a "meaningful reduction."

     If a United States Holder is treated as having sold such holder's Shares under the tests described above, such holder will recognize gain or loss equal to the difference between the amount of cash received and such holder's tax basis in the Shares exchanged therefor. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the Shares exceeds one year as of the date of the exchange. Furthermore, any such long-term capital gain may qualify for a reduced rate of tax if the holding period of the Shares exceeds eighteen months as of the date of the exchange.

     If a United States Holder who exchanges Shares pursuant to the Offer is not treated under Section 302 as having sold such holder's Shares for cash, the entire amount of cash received by such holder will be treated as a dividend to the extent of the Company's current and accumulated earnings and profits, which the Company anticipates will be sufficient to cover the amount of any such dividend and will be includible in the holder's gross income as ordinary income in its entirety, without reduction for the tax basis of the Shares exchanged. No loss will be recognized. The United States Holder's tax basis in the Shares exchanged generally will be added to such holder's tax basis in such holder's remaining Shares. To the extent that cash received in exchange for Shares is treated as a dividend to a corporate United States Holder, such holder will be
(i) eligible for a dividends-received deduction (subject to applicable limitations) and (ii) subject to the "extraordinary dividend" provisions of the Code. To the extent, if any, that the cash received by a United States Holder exceeds the Company's current and accumulated earnings and profits, it will be treated first as a tax-free return of such holder's tax basis in the Shares and thereafter as capital gain.

     The Company cannot predict whether or to what extent the Offer will be oversubscribed. If the Offer is oversubscribed, proration of tenders pursuant to the Offer will cause the Company to accept fewer Shares than are tendered. Therefore, a holder can be given no assurance that a sufficient number of such holder's Shares will be exchanged pursuant to the Offer to ensure that such exchange will be treated as a sale, rather than as a dividend, for United States federal income tax purposes pursuant to the rules discussed above.

     Stockholders Who Do Not Receive Cash Pursuant to the Offer. Stockholders whose Shares are not exchanged pursuant to the Offer will not incur any tax liability as a result of the consummation of the Offer.

     Participants in the 401(k) Plan may have additional tax considerations. See the Direction Form and related materials sent under separate cover to such participants.

     See Section 3 with respect to the application of United States federal income tax withholding to payments made to foreign stockholders and backup withholding.

     THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH STOCKHOLDER IS URGED TO CONSULT SUCH HOLDER'S OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

15. EXTENSION OF THE OFFER; TERMINATION; AMENDMENTS

     The Company expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 6 shall have occurred or shall be deemed by the Company to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. The Company also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 6 hereof by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement thereof. Additionally, in certain circumstances, if the Company waives any of the conditions of the Offer set forth in Section 6, it may be required to extend the Expiration Date of the Offer. The Company's reservation of the right to delay payment for Shares that it has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that the Company must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, the Company further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in
Section 6 shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of Shares or by decreasing or increasing the number of Shares being sought in the Offer). Amendments to the Offer may be made at any time and from time to time effected by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 A.M., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to stockholders in a manner reasonably calculated to inform stockholders of such change. Without limiting the manner in which the Company may choose to make any public announcement, except as provided by applicable law (including Rule 13e-4(e)(2) promulgated under the Exchange Act), the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

     If the Company makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) promulgated under the Exchange Act, which require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend upon the facts and circumstances, including the relative materiality of such terms or information. If (i) the Company increases the price to be paid for Shares above $24.50 or decreases the price to be paid for Shares below $21.00, the Company increases or decreases the Dealer Manager's fee, the Company increases the number of Shares being sought and such increase in the number of Shares being sought exceeds 2% of the outstanding Shares, or the Company decreases the number of Shares being sought, and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given, the Offer will be extended until the expiration of such period of ten business days.

16. FEES AND EXPENSES

     The Company has retained Salomon Smith Barney to act as the Dealer Manager in connection with the Offer. Salomon Smith Barney will receive a fee of $.10 per Share purchased by the Company pursuant to the Offer for its services as Dealer Manager. The Company also has agreed to reimburse the Dealer Manager for certain expenses incurred in connection with the Offer, including out-of-pocket expenses and reasonable attorneys' fees and disbursements, and to indemnify the Dealer Manager against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws. Salomon Smith Barney has rendered various investment banking and other advisory services to the Company in the past, for which it has received customary compensation, and can be expected to render similar services to the Company in the future. The Company also has retained Corporate Investor Communications, Inc. as Information Agent and BankBoston, N.A. as Depositary in connection with the Offer. The Information Agent and the Depositary will receive reasonable and customary compensation for their services. The Company will also reimburse the Information Agent and the Depositary for out-of-pocket expenses, including reasonable attorneys' fees, and has agreed to indemnify the Information Agent and the Depositary against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws. The Dealer Manager and Information Agent may contact stockholders by mail, telephone, telex, telegraph and personal interviews, and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. Neither the Information Agent nor the Depositary has been retained to make solicitations or recommendations in connection with the Offer.

     The Company will not pay fees or commissions to any broker, dealer, commercial bank, trust company or other person (other than the Dealer Manager) for soliciting any Shares pursuant to the Offer. The Company will, however, on request, reimburse such persons for customary handling and mailing expenses incurred in forwarding materials in respect of the Offer to the beneficial owners for which they act as nominees. No such broker, dealer, commercial bank or trust company has been authorized to act as the Company's agent for purposes of the Offer. The Company will pay (or cause to be paid) any stock transfer taxes on its purchase of Shares, except as otherwise provided in Instruction 7 of the Letter of Transmittal.

     The Company estimates that the total amount of the fees and expenses that it will incur in connection with the Offer will be approximately $500,000.

     Salomon Smith Barney is a service mark of Smith Barney Inc. Salomon Brothers Inc and Smith Barney Inc. are affiliated but separately registered broker/dealers under common control of Salomon Smith Barney Holdings Inc. Salomon Brothers Inc and Salomon Smith Barney Holdings Inc have been licensed to use the Salomon Smith Barney service mark.

17. MISCELLANEOUS

     The Company is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction the securities or blue sky laws of which require the Offer to be made by a licensed broker or dealer, the Offer is being made on the Company's behalf by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     Pursuant to Rule 13e-4 promulgated under the Exchange Act, the Company has filed with the Commission an Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") which contains additional information with respect to the Offer. The Schedule 13E-4, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 11 with respect to information concerning the Company.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE COMPANY OR THE DEALER MANAGER IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE RELATED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE DEALER MANAGER.

                                            KIRBY CORPORATION

February 17, 1998

                                   SCHEDULE I

                     CERTAIN TRANSACTIONS INVOLVING SHARES

     Except as set forth below, based upon the Company's records and upon information provided to the Company by its directors, executive officers, associates and subsidiaries, neither the Company nor any of its associates or subsidiaries or persons controlling the Company nor, to the best of the Company's knowledge, any of the directors or executive officers of the Company or any of its subsidiaries, nor any associates or subsidiary of any of the foregoing, has effected any transactions in the Shares during the 40 business days prior to February 17, 1998.

     1. On January 5, 1998, J.H. Pyne, President and a director of the Company, exercised options to purchase 30,000 Shares at a purchase price of $3.6875 per Share.

     2. Upon his election as a director of the Company on January 20, 1998, Bob
G. Gower was automatically granted an option to purchase 5,000 Shares at a price of $19.875 per Share (the mean of the high and low sales prices on the NYSE on that date) pursuant to the terms of the Company's 1989 Director Stock Option Plan.

     3. On January 22, 1998, George A. Peterkin, Jr., Chairman of the Board of the Company, exercised options to purchase 75,000 Shares at a purchase price of $3.6875 per Share.

     Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for the Shares and any other required documents should be sent or delivered by each stockholder or such stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below:

                        The Depositary for the Offer is:

                                BANKBOSTON, N.A.

                               Delivery Addresses


             By Mail                         By Facsimile:                        By Hand:
       (First Class Only):                  (781) 575-2233                  SECURITIES TRANSFER &
 ATTN: CORPORATE REORGANIZATION                                           REPORTING SERVICES, INC.
          P.O. BOX 8029                  Confirm by telephone:             C/O BOSTON EQUISERVE LP
BOSTON, MASSACHUSETTS 02266-8029            (781) 575-3400                 55 BROADWAY, 3RD FLOOR
                                                                          NEW YORK, NEW YORK 10006
                                        By Overnight Delivery:
                                    ATTN: CORPORATE REORGANIZATION
                                          MAIL STOP 45-01-40
                                           150 ROYALL STREET
                                      CANTON, MASSACHUSETTS 02021

                             ---------------------

     Any questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and address below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

                    The Information Agent for the Offer is:
                    CORPORATE INVESTOR COMMUNICATIONS, INC.
                               111 Commerce Road
                        Carlstadt, New Jersey 07072-2586
                     Banks and Brokers Call: (201) 896-1900
                   All Others Call Toll Free: (888) 207-2796

                      The Dealer Manager for the Offer is:
                              SALOMON SMITH BARNEY
                              390 Greenwich Street
                            New York, New York 10013
                                 (800) 996-7920